

07002382

TES
IGE COMMISSION
20549

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Rec'd 1/26/07

RECD S.E.C.
JAN 26 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sterling Grace Municipal Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Summerhill Road
(No. and Street)

Spotswood (City) | New Jersey (State) | 08884 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Dirscherl | 732-251-2460 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue (Address) | Union (City) | New Jersey (State) | 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AS 3/9

OATH OR AFFIRMATION

I, James Dirscherl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities Corporation, as of November 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title



Notary Public

LESLIE HOCHMAN
Notary Public - State of New Jersey
My Commission Expires October 8, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

NOVEMBER 30, 2006

WITH

INDEPENDENT AUDITORS' REPORT

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

We have audited the accompanying balance sheet of Sterling Grace Municipal Securities Corporation as at November 30, 2006, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corporation as at November 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4 and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company, LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 17, 2007

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

BALANCE SHEET

AS AT NOVEMBER 30, 2006

ASSETS

Cash		$ 29,429
Market value of securities owned by firm		7,064,082
Accrued interest receivable		144,611
Interest receivable - Loan		32,394
Furniture and fixtures less accumulated depreciation of $51,324		-0-
Security deposits		3,170
Prepaid expenses		300
Accounts receivable		35,114
Loan receivable		83,050
TOTAL ASSETS		$ 7,392,150

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses		$ 137,800
Officer loan		300,000
Due to clearing organization		1,995,135
		2,432,935
Commitments		
Stockholders' equity:		
Common stock, no par value, 100 shares authorized, 96 issued and outstanding	$ 48,000	
Retained earnings	4,911,215	
Total stockholders' equity		4,959,215
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 7,392,150

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2006

Revenues:		
Trading		$ 43,169
Interest		865,365
Total revenues		908,534
General and administrative expenses:		
Payroll and employee benefits	$ 646,147	
Travel and entertainment	19,874	
Bank charges	698	
Telephone	8,468	
Rent	49,350	
Subscriptions	80,285	
Office expense	8,904	
Clearance charges	40,606	
Dues & fees	11,348	
Postage	2,888	
Interest	802,216	
Professional fees	200,789	
Insurance	3,083	
State franchise taxes	918	
Total general and administrative expenses		1,875,574
Loss before other income		(967,040)
State income tax refund		18,854
Loss before income tax		(948,186)
Income taxes:		
Federal	267,270	
State	-0-	
Total income taxes		267,270
Net loss		$(1,215,456)

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2006

Cash flows from operating activities:		
Net loss		$(1,215,456)
(Increase) decrease in:		
Market value of securities owned by firm	4,686,025	
Accrued interest receivable	(123,938)	
Accounts receivable	(35,114)	
Interest receivable loan	(5,198)	
Loan receivable	2,950	
Increase (decrease) in:		
Accrued expenses	(19,498)	
Total adjustments		4,505,227
Net cash provided by operating activities		3,289,771
Cash flows from financing activities:		
Decrease in clearance organization loan	(3,389,959)	
Loan from officer	100,000	
Net case used by financing activities		(3,289,959)
Net decrease in cash		(188)
Cash, beginning of year		29,617
Cash, end of year		$ 29,429

Supplemental disclosures of cash flow information

Cash paid for:

Income taxes	$ 268,188
Interest	$ 802,216

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
NOVEMBER 30, 2006

	Common Stock	Retained Earnings	Stockholders' Equity
Balance, beginning of year	$48,000	$ 6,126,671	$ 6,174,671
Net loss		(1,215,456)	(1,215,456)
Balance, end of year	$48,000	$ 4,911,215	$ 4,959,215

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED NOVEMBER 30, 2006

Subordinated liabilities - beginning of year	$ -0-
Increases	-0-
Subordinated liabilities - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

As at November 30, 2006, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Officer Loan Payable

a) The officer of Sterling Grace, Mark Doyle, advanced the company $200,000 bearing interest at 8% per annum. Interest is paid annually.

b) The officer of Sterling Grace, Mark Doyle, advanced the Company $100,000 bearing interest at 9.1% per annum. Interest is paid annually. The Loan was repaid on December 11, 2006

Note 3 - Due to Clearing Organization

The payable to the clearing organization is for firm transactions and is collateralized by firm securities. Interest is at a rate that is equal to the Southwest Securities customer margin rate.

Note 4 - 401K Roth Plan

The company sponsors a 401K Roth plan covering all full-time employees who have two years of service and are age 21 or older. Contributions to the plan are determined each year by the board of directors. 401K Roth plan expense for the year ending November 30, 2006 was $0.

Note 5 - Commitments

The Company entered into an 24 month noncancellable operating office lease effective March, 2006, at a monthly rental of $4,131. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancellable operating lease as at November 30, 2006 is as follows:

Year Ending November 30,	Amount
2007	$ 49,572
2008	12,393
Total minimum payments required	$ 61,965

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2006, the Company has net capital of $3,913,303, which was $3,813,303 in excess of its minimum dollar net capital requirement of $100,000.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
NOVEMBER 30, 2006

Schedule 1

Total stockholders' equity		4,959,215
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated borrowings		4,959,215
Less: Deductions and/or charges: Non-allowable assets		154,028
Net capital before haircuts on security positions		4,805,187
Less: Haircuts on securities:		
State and municipal government obligations	688,195	
Undue concentrations	203,689	891,884
Net capital		3,913,303
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$3,813,303

Aggregate indebtedness / Net capital = 437,800 / 3,913,303 = 11.18%

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act to your most recent unaudited Part II Filing of Form X-17a-5 and found a difference of $1,370. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
NOVEMBER 30, 2006

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Southwest Securities Incorporated on a fully disclosed basis.

See independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED NOVEMBER 30, 2006

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT NOVEMBER 30, 2006

Schedule 4

The computation of net capital per the audited financial statements as at November 30, 2006, compared to the net capital computed on Form X-17A-5 (Focus Report) differed by $1,370. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE
DATE OF THE PREVIOUS AUDIT REQUIRED BY SEC RULE 17A-5J

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

In performing our audit of Sterling Grace Municipal Securities Corporation for the year ended November 30, 2006, we found no material inadequacies existed, or found any to have existed since the previous audit.

In our opinion, the section referred to above has been followed in accordance with applicable instructions.

M. I. Grossman & Company LLC

M. I. Grossman & Company L.L.C
Certified Public Accountants

January 17, 2007

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

We have audited the Focus Report Form X-17A-5 of Sterling Grace Municipal Securities Corporation as of November 30, 2006 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 17,2007

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

In planning and performing our audit of the financial statements of Sterling Grace Municipal Securities Corporation for the year ended November 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

(cont'd...)

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BECK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M. I. Grossman & Company, LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 17,2007

END